AMARC ANNOUNCES GRANT OF STOCK OPTION TO DIRECTOR AND OFFICER OF THE COMPANY

October 4, 2019, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) announces that, pursuant to its stock option incentive plan, it has granted to a director and officer of the Company incentive stock options to purchase 2 million common shares at CDN$0.05 with an expiry date of 5 years from the date of grant.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to create value from its exploration and development-stage projects.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Robert Dickinson

Chairman

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.